August 15, 2006

Mr. Keith Berman

Mr. Robert Jagunich

Members of the Executive Committee

INSTACARE CORPORATION

2660 Townsgate Road, Suite 300

Westlake Village, CA 91361

Re: Resignation

Dear Executive Committee Members:

Please accept this letter as my resignation from InstaCare Corporation as the Chairman and Chief Executive Officer, effective immediately.

It has become more apparent to me that we differ substantially in our business philosophies, and thus can no longer in good conscience continue to work with or be associated with individuals who put themselves ahead of shareholders. More to the point the pressure you have put on me to change my testimony from the truth to a lie has caused me great duress and unnecessary stress. These tactics are uncalled for and I will not subject me or my family to them any longer. I shall remain as director and hope to continue to have a positive influence on this company’s direction.

As you know the company is in arrears on my salary, I request that upon receipt of this letter that the company will immediately pay all back salary and benefits due me.

Respectfully,

Robert L. Cox

Cc. Frank W. Molloy, Hunter, Molloy & Salcido, LLP

instaCare Corp. 2660 Townsgate Rd. Ste 300 Westlake Village, CA 91361 (805) 446-1973